Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On February 18, 2009, NRG Energy, Inc. (“NRG”) issued the following open letter to all NRG stockholders.
NRG Energy, Inc. Issues Open Letter to NRG Stockholders
PRINCETON, NJ; February 18, 2008—NRG Energy, Inc. (NYSE: NRG) today issued the following open letter to NRG stockholders regarding Exelon Corporation’s unsolicited proposal to exchange 0.485 of its shares for each share of NRG stock.
February 18, 2009
Dear NRG Shareholders:
As the February 25th deadline for Exelon’s unsolicited exchange offer extension approaches, you may be considering whether or not you should tender your shares to Exelon. Let us explain to you why we believe that you should NOT tender.
Since September 2008, NRG’s Board and management have expended an enormous amount of time and resources considering Exelon’s offer, and we continue to view it as an inadequate and uncertain offer for a strong, fiscally sound, well-run competitive power generation company with an extremely bright future and exciting growth opportunities.
Over the past few months, we have met with many of our larger shareholders. Many of those who indicated a willingness to tender into Exelon’s offer conveyed to us that their motivation was not because they liked the price being offered by Exelon but because they perceived the tender as a risk-free way “to keep the process going.” We understood their perspective, and consequently had further discussions with Exelon’s CEO, John Rowe. Those discussions proved fruitless. Rowe made it clear that Exelon would NOT make any meaningful increase in the price being offered to NRG stockholders, even if allowed to conduct due diligence. Therefore the meeting with Rowe reinforced our view that Exelon must raise its price to a meaningfully improved level before we would engage in due diligence as part of a broader market discovery process involving other prospective bidders/partners.
Please be assured that we would support a deal with Exelon at a fair price but, at this point, we have no reason to believe they are willing to offer a fair price. On Exelon’s January 22 earnings conference call, Rowe stated, “The deal simply cannot get done if everyone wants to get all of the value.” Essentially, what Exelon is saying is that it seeks to secure all of the value in NRG for Exelon’s shareholders to the extreme detriment of NRG’s shareholders. Based on the current offer from Exelon, using Exelon’s own numbers together with NRG’s increased free cash flow in 2010, resulting from various tax strategies, NRG’s shareholders would receive 17% of the combined company even though NRG would be contributing 36% of the free cash flow of the combined company, resulting in a 53% cash dilution to NRG’s shareholders. In this market environment where “cash is king,” more so than it has ever been before, this is an extremely unattractive deal for NRG’s shareholders.
We want to assure all of our shareholders that your Board and management continue to act in your best interests and we are hard at work seeking to maximize shareholder value. In fact, NRG recently announced 2008 fourth quarter and full year earnings results, which were the best financial results in our five-year history, in terms of both adjusted EBITDA and cash from operations before collateral movements. The results included $2.3 billion in 2008 annual adjusted EBITDA and $1.4 billion in cash from operations. On our February 12th earnings call, we confirmed guidance for full year 2009 of $2.2 billion in adjusted EBITDA and $1.5 billion cash from operations for 2009. Our total liquidity, as of December 31, 2008, stood at $3.4 billion with $1.5 billion of cash on hand, which translates into $12.23 per share and $5.49 per share, respectively.
Additionally, our nuclear development partnership, NINA, has achieved success upon success with the STP 3&4 development. The project has gained momentum, demonstrated by its position in the top tier of new nuclear projects under consideration by the Department of Energy for federal loan guarantees, with a conditional award decision expected before the end of this year, and the Nuclear Regulatory Commission’s publishing of its review schedule for STP 3&4’s operating license. These steps keep the project on track to secure its operating license by 2012 and to be in the vanguard of the nuclear renaissance in the United States.
NRG’s record strong performance, along with the underlying fundamental value of our assets, operations, nuclear development partnerships and strong market position, further underscores that Exelon’s current offer is inadequate, dilutive and significantly undervalues NRG.
The best thing you can do to help maximize NRG’s value is to send Exelon the message that their current offer is inadequate, as two of our major shareholders have done publicly. Even if you tendered into the initial exchange offer on January 6th, we urge you to reconsider and retract your tender this month into Exelon’s exchange offer so as to prompt them into making a full and fair offer, which we believe they have the wherewithal to deliver.
Sincerely,

/s/ David Crane	/s/ Howard Cosgrove

David Crane	Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board

Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and white proxy card in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 12, 2009, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Contacts:

Media:	Investors:

Meredith Moore	Nahla Azmy
609.524.4522	609.524.4526

Lori Neuman	Dave Klein
609.524.4525	609.524.4527

Dave Knox	Erin Gilli
713.795.6106 (Texas and Louisiana)	609.524.4528